August 31, 2017

VIA FEDERAL EXPRESS AND E-MAIL

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:American Rebel Holdings, Inc.: Response to Comment Letter Dated July 18, 2017 Regarding Current Report on

Form 8-K Filed June 22, 2017 (File Number 000-55728)

Mr. Ingram:

We write on behalf of our client, American Rebel Holdings, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter. The Company requested us, as its legal counsel, to respond to your July 18, 2017 letter written on behalf of the United States Securities and Exchange Commission (the “Commission”). Based on your comments and the current business status, the Company has concurrently filed herewith Amendment Number #1 to the Current Report on Form 8-K (the “Amendment”).

Set forth below is the Company’s sequential response to the Commission’s comments:

Forward –Looking Statements, page 2

1. Please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as these safe harbors for forward-looking statements do not apply to issuers of penny stock.

The Company modified its disclosure with respect to Comment Number 1. Please refer to the Company’s Current Report on Form 8-K/Amendment #1 filed concurrently herewith as the “Amendment”.

Item 1.01 Entry into a Material Definitive Agreement, page 3

2. Please disclose the identity of the parties to the Stock Purchase and Reorganization Agreement and Amendment No. 1 to such agreement. Please see Item 1.01(a)(1) of Form 8-K.

The Company modified its disclosure with respect to Comment Number 2. The Company included the identity of the parties to the Stock Purchase and Reorganization Agreement and Amendment No. 1 as Exhibits #10.3 and 10.4. Please see current report filed concurrently herewith as the Amendment.

Form 10 Disclosure, page 4

3. It appears from your disclosure that you were a shell company as that term is defined in Rule 12b-2 under the Exchange Act prior to the reverse merger, as you had no or nominal operations and no or nominal non-cash assets. As a result, please amend your Form 8-K as required by Item 2.01(f) of Form 8-K to provide the complete information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act, including Items 5, 7, and 9 of Form 10.

The Company and its management team believe that the Company is not a shell company nor has it ever been a shell company as that term is defined. We as legal counsel to the Company believe that we have provided significant analysis to support such a determination and respectfully request that the Commission review and consider such analyses. The Company has provided the validating information pertaining to the non-shell designation and further notes the Commission’s Comment Number 3. Please see current report filed concurrently herewith as the Amendment.

KRUEGER LLP

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

August 31, 2017

Risks Related to our Common Stock, page 28

14. The Company Sold Shares without an Underwriter, page 28

4. Please remove disclosure relating to an offering of common stock.

The Company modified its disclosure with respect to Comment Number 4. Please see current report filed concurrently herewith as the Amendment.

Item 3.02 Unregistered Sales of Equity Securities, page 45

5. Please provide the disclosure required by Item 701 of Regulation S-K for all unregistered sales of securities within the past three years under this section, including the exemption from registration claimed and the facts relied upon to make the exemption available.

The Company modified its disclosure with respect to Comment Number 5. Please see current report filed concurrently herewith as the Amendment.

Item 5.01 Change in Control of Registrant, page 47

6. We note disclosure throughout the filing that 17,421,000 common shares are held by former Rebel shareholders following the reverse merger transaction. However, in this section, 17,885,000 common shares are disclosed as being held by former Rebel shareholders after the reverse merger. Please advise us as to how these disclosures are consistent.

The Company modified its disclosure with respect to Comment Number 6. Please be advised that the former Rebel shareholders owned 17,885,000 common shares, whereas the 17,885,000 common shares disclosed within the table is the beneficial ownership of certain shareholders who include a select few former Rebel shareholders. Some of these shareholders purchased common stock from several former shareholders of the Company in private transactions. This, along with the beneficial ownership obtained from convertible debt instruments and warrants, particularly held by ABA Rebels, LLC, the total number “beneficially owned” is 17,885,000 (which is more than the 17,421,000 received in total from the Stock Purchase and Reorganization Agreement and Amendment #1 to the Stock Purchase and Reorganization Agreement). Please see current report filed concurrently herewith as the Amendment.

Item 9.01 Financial Statements and Exhibits, page 49

7. Please file the Stock Purchase Agreement dated November 23, 2016 including the Buyers Signature page, include such agreement in the exhibit index, and refile Amendment No. 1 to the Stock Purchase agreement to include the Buyers Signature page.

The Company modified its disclosure with respect to Comment Number 7. The Company provided the Buyers’ Signature page to the Stock Purchase and Reorganization Agreement dated November 23, 2016 as Exhibit #10.3 and Amendment No. 1 to the Stock Purchase and Reorganization Agreement and Buyers Signature page as Exhibit #10.4. Please see current report filed concurrently herewith as the Amendment.

The Company with all intent and purpose would have filed an earlier response to the Commission’s letter dated July 18, 2017; however, the Company was advised to include the June 30, 2017 financial statements and disclosure when they were made available and provide an accurate and up to date financial statement presentation for the current report filed concurrently herewith as the Amendment.

In connection with this letter, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Charles A. Ross, Jr., which is attached to this letter:

1.The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very Truly Yours,

Blair Krueger, Esq.

Blair Krueger, Esq.

cc:American Rebel Holdings, Inc.

Charles A. Ross, Jr.

Sherry Haywood, Esq.